

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2020

Pierre Labbé
Chief Financial Officer
IMV Inc.
130 Eileen Stubbs Avenue
Suite 19 Dartmouth
Nova Scotia B3B 2C4
Canada

   Re: IMV Inc.
   Form 40-F for the Fiscal Year Ended December 31, 2019
   Filed March 30, 2020
   File No. 001-38480

Dear Mr. Labbé:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2019

Exhibit 99.2
Note 4. Significant accounting policies, judgments and estimation uncertainty
Calculation of initial fair value and carrying amount of long-term debt, page 9

1.   It appears the fair value of your Atlantic Innovation Fund and Province of Nova Scotia loan agreements are determined using Level 3 inputs under IFRS 13. Please revise future filings to provide all of the disclosures required by paragraph 93 of IFRS 13 for these instruments. The disclosure should include, at a minimum, identification of the fair value hierarchy under 93(b), a reconciliation of the beginning and ending balances for Level 3 instruments under 93(e) and the amount of gain or losses recorded for the period under 93(f).

Exhibit 99.3
Results of Operations
Research and development expenses, page 26

2. We note that you have multiple products in varying stages of development and clinical testing. Please revise future filings to provide more detail for your research and development expenses for each period presented, including but not limited to by product candidate as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

Exhibit 99.4 and 99.5, page 1

3. We note the Section 302 certifications provided in Exhibits 99.4 and 99.5 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows for these omissions. Please file an abbreviated amendment containing the cover page, explanatory note, signature page and currently dated certifications that include paragraphs 1, 2, 4 and 5. Refer to General Instruction B(6)(a)(1) of Form 40-F.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences